

Mail Stop 3720

October 8, 2009

Mr. Peter D. Thompson
Executive Vice President and Chief Financial Officer
Radio One, Inc.
5900 Princess Garden Parkway, 7th Floor
Lanham, Maryland 20706

> **RE: Radio One, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 28, 2009**
> **File No. 000-25969**

Dear Mr. Thompson:

        We have reviewed your response letter dated September 29, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 14

1. We have considered your response to comment one from our letter dated September 18, 2009. Please expand your disclosure about Mr. Liggins' compensation to include the explanation that you provided in your response. In addition, explain in more detail how the Compensation Committee arrived at an amount of $1.0 million to compensate Mr. Liggins for being underpaid for the three years prior to the execution of his 2008 employment agreement. For example, did the Compensation Committee determine that he was underpaid by particular amounts in each of the last three years? If so, explain how the Compensation Committee determined the amount of underpayment. If the $1.0 million was arbitrarily determined, so state.

Executive Compensation, page 17

2008 Grants of Plan-Based Awards

2. We have considered your response to comment eight from our letter dated September 18, 2009. The disclosure in the table with respect to your non-equity incentive plan awards for 2008 is incorrect. Disclosure in the Grants of Plan-Based Awards Table is intended to show the terms of grants made during the current fiscal year, including estimated future payouts for both equity incentive plans and non-equity incentive plans, with separate disclosure for each grant. Thus, revise the table to include the threshold, target and maximum "Estimated future payouts under non-equity incentive plan awards" for awards made in 2008 for each named executive officer. For incentive plan awards, threshold, target and maximum payout information should be provided, but if the award provides only for a single estimated payout, that amount should be reported as the target. For additional guidance please review the following resources available on our website:

- Item 402(a)(6)(iii) and Item 402(d) of Regulation S-K;

- Final Rule: Executive Compensation and Related Party Disclosure, Release No. 33-8732A (August 29, 2006);

- Interim Final Rules: Executive Compensation Disclosure, Release No. 33-8765 (Dec. 22, 2006); and

- Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Kristopher Simpson, Esq.
       Radio One, Inc.
       Via Facsimile: (301) 306-9638